Exhibit 99.1

Luxventure Entered into Agreement with Hainan Supply and Marketing Daji

Digital Technology Industry Co., Ltd., the cross-border E-commerce subsidiary of

Hainan Airline

SHISHI, China, September 7, 2021 /PRNewswire/ -- KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and through the brand of Luxventure, engaging in cross-border merchandise, airfare and tourism business, announced today that through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd., Luxventure closed a Supplier Agreement (“Agreement”) with Hainan Supply and Marketing Daji Digital Technology Industry Co., Ltd. (“HSMDD”), the cross-border E-commerce subsidiary of Hainan Airline Company Limited (“Hainan Airline”). The Agreement was entered into on August 31, 2021 and the transaction closed on the same day.

Pursuant to the Agreement, HSMDD will integrate Luxventure’s on-line store on the Youzhan platform into its eco-system, thus allowing members of Hainan Airline access to Luxventure’s cross-border merchandise.

Ms. Sun Lei, Chief Executive Officer of the Company commented: “With over 70,000,000 annual travel passengers, Hainan Airline is one of the largest airlines in Asia. Luxventure has been in full operation for a bit more than a year, and this agreement is another affirmation of the success it had achieved in this short time. The cooperation with HCCOOP would give Luxventure another distribution channel, in addition to our own platform and off-line stores as well as stores on third-party platform. This would enable Luxventure to continue its spectacular growth.”

Liu Zie, Chief Technology Officer of the Company commented: “Our proprietary technology in sale, cloud warehouse and distribution was one of the key factors for Hainan Airline to cooperate with Luxventure. Hainan Airline can use our technology to easily integrate Luxventure into its system, thus allowing its members access to our cross-border products. We look forward to more companies to adopt our technology and in turn, become a partner of Luxventure.”

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. Through the brand of Luxventure, it also engages in cross-border merchandise, airfare and tourism business. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com